September 25, 2025

Melissa Garrett
Senior Vice President - Legal & Secretary
WOLFSPEED, INC.
4600 Silicon Drive
Durham, North Carolina 27703

        Re: WOLFSPEED, INC.
            Application for Qualification of Indentures Under the Trust Indenture Act of
            1939 on Form T-3
            Filed September 22, 2025
            File No. 022-29128
Dear Melissa Garrett:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Roderick O. Branch